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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                           WSFS FINANCIAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    929328102
                                    ---------
                                 (CUSIP Number)


                               ROBERT E. SULLIVAN
                          Pillsbury Madison & Sutro LLP
                              235 Montgomery Street
                             San Francisco, CA 94104
                                 (415) 983-1361
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 7, 1997
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 929328102                      13D                              Page 2

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1.      NAMES OF REPORTING PERSONS                  Isocrates Limited
        S.S. OR I.R.S. IDENTIFICATION               Isocrates Trust
        NO. OF ABOVE PERSONS                        Sorgente Company Unlimited
                                                    Zayucel Limited

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS                                               See Item 3

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION              British Virgin Islands

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  NUMBER OF        7.      SOLE VOTING POWER                             860,742

   SHARES         --------------------------------------------------------------

BENEFICIALLY       8.      SHARED VOTING POWER

 OWNED BY         --------------------------------------------------------------

   EACH            9.      SOLE DISPOSITIVE POWER                        860,742

 REPORTING        --------------------------------------------------------------

  PERSON          10.      SHARED DISPOSITIVE POWER

   WITH

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            860,742

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.24%

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14.      TYPE OF REPORTING PERSON                                      CO and OO

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CUSIP No. 929328102                     13D                              Page 3



Item 5.   Interest in Securities of the Issuer.
           -----------------------------------

          (a) and (b) WSFS has advised the filing entities that, as of November 8, 1996, there were issued and outstanding 13,789,826 shares of Common Stock. As of the close of business on November 1, 1996, Sorgente Company Unlimited directly owned beneficially 740,742 shares of Common Stock and Zayucel Limited directly owned beneficially 494,229 shares of Common Stock. On January 7, 1997 (further described in Item 5, paragraph (c) below) Zayucel sold 254,229 of those shares. On January 8, 1997 Zayucel sold an additional 15,000 shares of Common Stock and on January 9, 1997 sold an additional 105,000 shares. Therefore, as of the close of business on January 9, 1997, Isocrates Limited and Isocrates Trust indirectly owned beneficially the aggregate of the shares owned by Sorgente Company Unlimited and Zayucel Limited, numbering 860,742 shares. Such shares in the aggregate constitute 6.24% of the total number of shares of Common Stock outstanding. The filing entities have the sole power to vote and to dispose of all such shares of Common Stock.

          (c) See Item 3 with respect to shares acquired in partnership distributions. On January 7, 1997 Zayucel Limited sold 254,229 shares of Common Stock of WSFS at an average price of $11.04 per share with net proceeds to Zayucel Limited of $2,806,085. On January 8, 1997 Zayucel Limited sold 15,000 shares of Common Stock of WSFS at an average price of $11.17 per share with net proceeds to Zayucel Limited of $167,499. On January 9, 1997 Zayucel Limited sold 105,000 shares of Common Stock of WSFS at an average price of $11.15 per share with net proceeds to Zayucel Limited of $1,170,921.

          (d)      Inapplicable.

          (e)      Inapplicable.

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          Signature: After reasonable inquiry and to the best of my knowledge and blief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1997.



                                        ISOCRATES LIMITED


                                        By:  /s/ R. TED WESCHLER
                                             -------------------------
                                             Name: R. Ted Weschler
                                             Title: Director


                                        ISOCRATES TRUST


                                        By:  /s/ R. TED WESCHLER
                                             -------------------------
                                             Name: R. Ted Weschler
                                             Title: Director of
                                                  Isocrates Limited,
                                                  Trustee


                                        SORGENTE COMPANY UNLIMITED


                                        By:  /s/ LAURENCE MOH
                                             -------------------------
                                             Name:  Laurence Moh
                                             Title: Director


                                        ZAYUCEL LIMITED


                                        By:  /s/ R. TED WESCHLER
                                             -------------------------
                                             Name: R. Ted Weschler
                                             Title: Director